FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:



Issuance of Eurobonds

On June 8, 2004, CEZ, a. s., with the help of CEZ Finance BV successfully issued Eurobonds in the amount of EUR 400 million. The maturity period is 7 years and the coupon value is 4.625 %.

The main managers of the issue were BNP Paribas bank and Merrill Lynch, senior co-lead manager was Erste Bank, and another co-lead manager was Bayerische Landesbank.

The Eurobonds are quoted on the Stock Exchange in Luxemburg. The rating agency S&P gave the Eurobonds a rating of BBB+, and the rating agency Moody's gave a rating of Baa1.

The yield from the issuance will be used to refinance the debt and for the general needs of the Company.

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                                   Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CEZ, a. s.

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                                           (Registrant)

Date:  June 9, 2004


                                 By: /s/ Libuse Latalova
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                                         Libuse Latalova
                                  Head of Finance Administration